Fortuna closes transaction for the Taviche Oeste Concession, and drills 427 g/t Ag and 2.77 g/t Au over 12.3 m on new extension zone at San Jose mine, Mexico

February 4, 2013 - Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F) is pleased to announce that the transaction to acquire the Taviche Oeste Concession (Fortuna news release January 24, 2013) has now closed.  Fortuna has acquired a 55 percent interest in the property for a US$4 million cash payment and entered into an option agreement whereby upon announcement of a production decision, Fortuna may purchase the remaining 45 percent interest for a US$6 million payment.  The Taviche Oeste concession is subject to NSR royalties totaling 2.5 percent.

San Jose Drilling Results

Fortuna is also pleased to report the results of exploration drilling carried out to test for extensions to depth and to the north of the Trinidad ore shoot at the San Jose Mine in Mexico.

Highlights:

➢

SJO-261

o

241 g/t Ag and 1.57 g/t Au (330 g/t Ag Eq) over estimated true width of 10.7 m, and

o

1370 g/t Ag and 7.89 g/t Au (1817 g/t Ag Eq) over estimated true width of 2.4 m

➢

SJO-266

o

427 g/t Ag and 2.77 g/t Au (584 g/t Ag Eq) over estimated true width of 12.3 m, and

o

532 g/t Ag and 3.44 g/t Au (727 g/t Ag Eq) over estimated true width of 2.4 m, and

o

867 g/t Ag and 4.36 g/t Au (1114 g/t Ag Eq) over estimated true width of 1.8 m

➢

SJO-268

o

320 g/t Ag and 1.45 g/t Au (402 g/t Ag Eq) over estimated true width of 7.2 m

Dr. Thomas Vehrs, VP Exploration, commented: “The extension of the Trinidad ore shoot to the north and to depth beyond the limits of the currently defined mineral resources provides Fortuna with a significant opportunity for expansion of the mineral resources and reserves at the San Jose Mine. With the completion of our acquisition of the Taviche Oeste concession, Fortuna is now positioned to continue the exploration of the Trinidad deposit to the north and to further explore extensions of the mineralized system to the south.”

Full assay results for the principal mineralized intervals in the fourteen drill holes completed in 2012 are appended to this news release. The drilling has successfully demonstrated the continuation of robust ore grade mineralization in the Trinidad ore shoot to depth and to the north with the mineralization remaining open in both directions. Exploration drilling is continuing in 2013 to further define the extensions of the Trinidad ore shoot and to allow for incorporation of the results into the 2013 resource/reserve and mine plan updates.

Quality Assurance & Quality Control

Following detailed geological and geotechnical logging, drill core samples are split on-site by diamond sawing.  One half of the core is submitted to the ALS Chemex Laboratory in Guadalajara, Mexico.  The remaining half core is retained on-site for verification and reference purposes.  Following preparation, the samples are assayed for gold and silver by standard fire assay methods and for silver and base metals by ICP and atomic absorption methods utilizing aqua regia digestion.  The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 15 normal samples.

Qualified Person

Thomas I. Vehrs, Ph.D., Vice President of Exploration is a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Management Head Office: Carlos Baca- Tel (Lima): +51.1.616.6060, ext. 0

Corporate Office:  Holly Hendershot- Tel (Toronto): +1.647.725.0813 / Tel (Vancouver): +1.604.484.4085

Media Contact, North America:

Christina Pagano

Breakstone Group

Phone: 212-213-2851

Mobile:  646-382-3871

E-mail:  paganopr@aol.com

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Assay Results for Principal Mineralized Intervals, Trinidad Ore Shoot Extension

Hole_Id	From (m)	To (m)	Int (m)	Est. True Width (m)	Ag (g/t)	Au (g/t)	Pb (ppm)	Zn (ppm)	Cu (ppm)	Ag Eq (g/t)*

SJO-253	166.00	167.20	1.20	0.8	206	2.30	28	65	17	336
	469.50	472.50	3.00	1.9	166	0.99	218	507	27	222
SJO-254	472.85	474.60	1.75	1.1	169	1.10	197	486	163	231
SJO-256	495.00	496.55	1.55	1.0	417	2.09	287	757	32	535
	500.45	504.00	3.55	2.4	100	0.91	265	456	72	152
SJO-258	460.40	462.50	2.10	1.5	303	1.92	305	599	49	412
	465.00	471.10	6.10	4.3	106	0.83	1910	3276	233	153
SJO-260	470.00	475.85	5.85	3.7	126	0.71	368	897	47	166
SJO-261	510.45	528.65	18.20	10.7	241	1.57	399	684	167	330
	549.55	553.70	4.15	2.4	1370	7.89	6115	9136	448	1817
SJO-262	438.00	440.00	2.00	1.3	194	1.00	102	204	51	251
SJO-263	565.10	565.60	0.50	0.3	57	0.38	347	988	29	79
SJO-264	166.30	168.50	2.20	1.3	92	0.65	10	48	18	129
	478.00	482.30	4.30	2.6	228	1.58	417	793	151	318
	484.00	486.50	2.50	1.5	99	0.70	250	506	89	139
SJO-265	456.00	457.40	1.40	0.9	69	0.66	53	149	22	106
	520.00	522.50	2.50	1.6	130	0.74	904	2002	66	172
SJO-266	469.80	489.00	19.20	12.3	427	2.77	410	813	78	584
	494.00	497.80	3.80	2.4	532	3.44	1937	4098	259	727
	513.50	516.30	2.80	1.8	867	4.36	1672	3835	124	1114**
SJO-267	528.00	529.50	1.50	1.1	101	0.77	67	170	34	145
	592.00	593.23	1.23	0.9	102	0.98	372	1283	156	157
SJO-268	510.70	512.50	1.80	0.9	187	1.27	347	926	22	259
	531.20	545.00	13.80	7.2	320	1.45	704	1410	145	402
	557.30	563.00	5.70	3.0	58	0.85	725	999	190	106
SJO-270	485.40	485.60	0.20	0.1	344	2.31	337	713	38	475

*Ag Eq values calculated at Au:Ag ratio of 56.61 based on metal prices of  US$1391.63/oz Au and US$25.14/oz Ag and metallurgical recoveries of 90 % and 88 % respectively for Au and Ag

** Final interval in SJO-266 is within boundary of Taviche Oeste concession